Ventura Assets Limited
2241 Flintridge Drive
Glendale, CA 91206

August 17, 2010

Mark Shuman
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

      Re:    Ventura Assets Limited
 Post Effective Amendment No. 2 to Form S-1
                 Filed June 7, 2010
 File No. 333-152976

Dear Mr. Shuman:

By letter dated June 28, 2010, the staff (the “Staff,” “you,” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Ventura Assets Limited (the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Post Effective Amendment No. 2 to the registration statement on Form S-1, originally filed on August 12, 2008 and declared effective on October 15, 2008 (the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

General

1.  In response to prior comment 1, you indicate that secondary sales of securities by some of your stockholders occurred on October 15, 2009 in the amount of 5,000 shares and on October 26, 2009 in the amount of 10,000 shares. Considering that your registration statement should have been updated nine months after the date of effectiveness as the audited financial statements were more than 16 months old, please provide us with your analysis explaining how these sales were consistent with Section 5 of the Securities Act of 1933. Include in your analysis a discussion of the implications of your potential liability to your financial statements.

RESPONSE: The Company incorrectly disclosed to the Commission that certain sales by our stockholders occurred on October 15, 2009 and October 21, 2009, respectively.  Certain shareholders of the Company sold shares on the open market on December 10, 2009 and December 16, 2009, respectively, in the aggregate amount of 15,000 shares of the Company’s common stock.  At the time of such sales, the Company’s registration was not effective as the information contained in the prospectus was not current in accordance with Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”).  Because such sales were not consistent with Section 5 of the Securities Act, the purchasers of such shares may be entitled to a number of remedies, including a one-year rescission right with respect to any shares of our common stock which may have been improperly sold to them. We have included a risk factor in the Registration Statement disclosing the potential right of rescission of such purchasers.  Going forward, the Company will keep a liability of $750.00 (15,000 x $0.05) on its balance sheet as a liability for the potential rescissions of sales by the purchasers.

Directors, Executive Officers, Promoters and Control Persons, Page 38

2.  In your response to prior comment 3, you indicate that Mr. Haghnazarian is currently employed by Kelly Williams Realty. Please include the dates of employment and ensure that your disclosure addresses the business experience of Mr. Haghnazarian during the past five years.

RESPONSE: We have amended the Registration Statement to clarify Mr. Haghnazarian’s business experience during the past five years, including his employment with Kelly Williams Realty.

3.  As requested in prior comment 4, please address the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve in such capacity, in light of your business structure.

RESPONSE: We have amended the Registration Statement to disclose the specific experience, qualifications, attributes and skills of our directors that led the Company to the conclusion that each director should serve in such capacity for the Company.

Further, the Company agrees and acknowledges that:

(1)	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Osheen Haghnazarian
Osheen Haghnazarian
Chief Executive Officer